Exhibit 4.36

To: Beijing Champion Healthcare Education Technology Co., Ltd.

Date: December 28. 2015

I refer to the Exclusive Business Cooperation Agreement (the “Agreement”) entered into by and between us as of December 28, 2015. According to Article 2.5 of the Agreement, I, Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd., shall provide you financial support, if any operating loss or critical operation adversity occurs in you.

I hereby further undertake irrevocably that:

I shall provide financial support to you in any case of any operating loss or critical operation adversity regardless of any request made or not by you.

Yours Faithfully,

Beijing Zhongxi Champion Healthcare Education Technology Co., Ltd.

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Legal representative